UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
Commission File Number: 000-51631
WIDERTHAN CO., LTD.
(Translation of registrant’s name into English)
17F, K1 REIT Building
463 Chungjeong-Ro 3-Ga
Seodaemun-Gu
Seoul, 120-709, Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
EX-99.1 Notice of Annual Shareholders' Meeting
EX-99.2 Appendix A General Shareholders' Meeting
EX-99.3 Appendix B General Shareholders Meeting
EX-99.4 Appendix C Biography of Directors
EX-99.5 Proxy Card

     On March 8, 2006, WiderThan Co., Ltd. (the “Company”) began the process of mailing to its shareholders a Notice of its Annual General Shareholders’ Meeting to be held at the offices of the Company in Seoul, Korea on Thursday, March 30, 2006.
     A copy of the Notice of Annual General Shareholders’ Meeting is attached hereto as Exhibit 99.1, the Appendices thereto are attached hereto as Exhibits 99.2, 99.3 and 99.4 and the accompanying Proxy Card is attached hereto as Exhibit 99.5, all of which are incorporated herein by reference.
Exhibits
99.1	Notice of Annual General Shareholders’ Meeting

99.2	Appendix A to Notice

99.3	Appendix B to Notice

99.4	Appendix C to Notice

99.5	Proxy Card

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WIDERTHAN, CO., LTD.
By:	/s/ Dan Nemo
	Name:	Dan Nemo
	Title:	Vice President and General Counsel

Date: March 17, 2006